Filed Pursuant to Rule 424(b)(5)
Registration No. 333-254063

AMENDMENT NO. 1 DATED AUGUST 11, 2022

To Prospectus Supplement dated August 10, 2021

(To Prospectus dated March 17, 2021)

Up to $13,554,019

Common Stock

We previously entered into a common stock sales agreement, or Sales Agreement, with H.C. Wainwright & Co., LLC, or HCW, relating to shares of our common stock, $0.001 par value per share, offered by a prospectus supplement dated August 10, 2021 (File No. 333-254063), or the Prospectus Supplement, and the accompanying prospectus dated March 17, 2021, or the Prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $50.0 million from time to time through HCW, acting as sales agent, pursuant to the Prospectus Supplement and the Prospectus. As of immediately prior to filing this Amendment No. 1 to Prospectus Supplement, or this Amendment, we have not sold any of the $50.0 million of shares of our common stock offered by the Prospectus Supplement under the Sales Agreement. As a result, approximately $50.0 million of common stock remains available for sale under the Sales Agreement. This Amendment amends the Prospectus Supplement and should be read in conjunction with the Prospectus Supplement and the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $40,662,057, which is based on 14,021,399 shares of our outstanding common stock held by non-affiliates on August 5, 2022 and the closing price of our common stock on June 17, 2022 of $2.90 per share. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement and Prospectus, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

In accordance with General Instruction I.B.6 and the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $13,554,019 from time to time through HCW.

Our common stock is listed on the Nasdaq Capital Market under the symbol “RGLS.”

Investing in our common stock involves risks. You should review carefully the risks factors under the heading “Risk Factors” on page S-6 of the Prospectus Supplement and the risk factors contained or incorporated by reference in the Prospectus Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

August 11, 2022